UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on February 23, 2011, entitled "Mandatory notification of trade - Statoil ASA”.

Mandatory notification of trade - Statoil ASA

The following primary insider in Statoil Fuel and Retail ASA has sold shares in Statoil ASA:

Eline Gedde-Dahl Klokk who is PA for Klaus-Anders Nysteen, CFO of Statoil Fuel & Retail has sold 375 shares in Statoil ASA on 22 February 2011 at a total sales price of NOK 53,836 and will after the sale hold 0 shares in Statoil ASA.

Further information

Investor relations
Hilde Merete Nafstad, senior vice president investor relations, +47 957 83 911 (mobile)

Morten Sven Johannessen, vice president investor relations USA, + 1 203 570 2524 (mobile)

Presse
Jannik Lindbæk jr., vice president for media relations, +47 977 55 622 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 23, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer